Exhibit 99.2

Luokung Technology Corp. Announces Agreement to Acquire 100% of eMapgo To Develop the First Spatial-temporal Full-vector and Non-tiled Map in China

BEIJING, Aug. 28, 2019 /PRNewswire/ -- Luokung Technology Corp. (NASDAQ: LKCO) ("Luokung" or the "Company"), one of the global leading spatial-temporal big-data processing technology companies, a leading interactive location-based services company in China, today announced it has entered into an agreement to acquire 100 percent of the equity interests of eMapgo Technologies (Beijing) Co., Ltd. (hereinafter referred to as the "EMG") from EMG's original shareholders for RMB 836 million (approximately equivalent to USD 119 million) (the "Acquisition"), which includes about RMB 709 million in cash, and the remaining RMB 127 million will be paid by the Company's common stock at the conversion rate of $7 dollars per share. The agreement to acquire EMG is conditioned on, among other things, the Company's ability to raise the necessary financing to consummate the acquisition of EMG.

The Company expects the completion of the Acquisition will significantly increase its holding quantity of the underlying data, and to enhance its long-term sustainable production capabilities of the underlying data collection. EMG's mapping capabilities and its underlying database along with the Company's SuperEngine Spatial-Temporal big data engine capability will serve as the Company's two core technology clusters to support services and applications in LBS, remote sensing data, networking, smart city, autonomous driving and other fields. The integration of EMG's underlying data and SuperEngine's data engine will expand the Company's capability beyond provision of technical prowess to much deeper and richer scenarios, thus provide the Company ability to establish a complete set of solutions covering full upstream and downstream industrial chains.

In addition, the Company expects to launch China's first Spatial-Temporal full-vector non-tiled covering indoor and outdoor map, by combining the technology from its subsidiary, Yuanli Anda, a Company with largest indoor geographic location data in China along with EGM's underlying data, provide customized real-time dynamic location services for enterprises in various industries.

After the Acquisition, EMG will continue to conduct its business activities independently and provide services to customers as a neutral mapping-company.

About eMapgo Technologies (Beijing) Co., Ltd.

EMG is one of the leading navigation electronic map service providers in China and has obtained Class-A qualification certificates of navigable surveying and mapping, internet map service and geographic information system engineering. It has also obtained quality management system certificates of ISO9001 and ISO/TS16949 and CMMI3. Its core brand is "eMapgo". EMG provides users with navigation electronic maps, ADAS maps and HD maps of China, as well as geographic location information service through its own map service platform. Its map database has covered mainland China, Hong Kong and Macao with over 9-million-kilometer road networks and 80 million POIs. EMG is a top three company in automotive in-dash navigation market of China. EMG has extensive operational experience in geographic data and has established stable and long-term cooperative relationships with many international and national automobile manufacturers.

About Luokung Technology Corp.

Luokung Technology Corp. is one of the global leading spatial-temporal big-data processing technology companies and a leading interactive location-based services company in China. The core brands of the Company are "Luokuang" and "SuperEngine". "Luokuang" is a mobile application to provide B2C services and "SuperEngine" provides B2B and B2G services in connection with Spatial-Temporal big data. The Company's mobile application LuoKuang, provides location- based interaction services for users based on the world's first non-slicing, full-vector and full-function mobile internet map, it also provides SDK and API embedded services to LBS mobile internet developers based on its full-vector and non-slicing mobile internet map. The Company provides completed DaaS, SaaS and PaaS services in relation to spatial-temporal big data internet and internet of things relying on its proprietary patented spatial-temporal cloud indexing technology, in fields including but not limited to HD Map, 3D Map, Internet Application Map, Satellite Remote Sensing Data and Real-time trajectory. For more information please go to http://www.luokung.com.

Business Risks and Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

CONTACT:

The Company:

Mr. Jay Yu

Chief Financial Officer

Tel: +86-10-5327-4727

Email: ir@luokung.com

INVESTOR RELATIONS

PureRock Communications Limited

Email: luokung@pure-rock.com